Filed by Rockville Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: United Financial Bancorp, Inc.
SEC Registration Statement No.: 000-52947

DATE:  November 15, 2013

TO:  The Rockville Bank Team

FROM:  Bill Crawford, President & CEO

RE:  The Merger of Rockville Bank & United Bank
        ALL EMPLOYEE CONFERENCE CALL THIS MORNING AT 8:45 AM

Today I am very excited to announce that after extensive due diligence, strategic counsel and approval from our Board of Directors, Rockville Bank will merge with United Bank, a federally-chartered public company headquartered in West Springfield that has locations throughout Connecticut and Massachusetts.

This is an exciting time of transformation for Rockville Bank and United Bank, and a day in our respective companies’ long-established histories we should celebrate.  Here’s why:

The merger of United Bank into Rockville Bank is a true strategic merger of equals that brings together two strong, independent-minded banks to make one “United” banking team committed to being a top financial performer.  We will become a premier community bank in New England with approximately $4.8 billion in assets and over 50 retail banking branches in two states, stretching from New Haven County, Connecticut to West Springfield and Worcester, Massachusetts.  For well over 100 years, Rockville Bank (since 1858) and United Bank (since 1882) have been steadfast in serving generations of customers and supporting surrounding communities, as well as sharing similar guiding principles when it comes to employee cultures.

Together, we will now have the scale and ability to deliver new and existing customers the best banking products and services, offer customers advanced banking technology solutions and provide them with many more locations to do their banking.  We will also have the capacity to serve our communities in more ways than ever before, especially through our first-class approach to banking.

The newly combined entity will be called United Bank – creating a new bank and new identity united by the best of both companies.  Our Corporate Headquarters will be at 45 Glastonbury Boulevard.  I will become Chief Executive Officer of the new United, while Jeff Sullivan, currently Executive Vice President and Chief Operating Officer at United Bank, will hold the title of President.  He will report to me.  There will also be similar representation on the Board of Directors and the Senior Management Team.

This is truly a day of optimism for our two banks, but I also understand that change can be difficult.  The Rockville Bank and Savings Bank of Rockville brands have been a hallmark of our communities for over 155 years.  That is why I want you to know that although we will have a new United name, our unwavering commitment to providing superior customer service and our generosity to the communities we serve will only grow stronger under this merger.

Along with this memo you are receiving an Employee Q&A and Customer Q&A that provides answers to some of the frequently asked questions we anticipate you and our customers will have.  You will also soon receive talking points which you can refer to when speaking with customers and others in the community.  These documents will be updated and distributed as necessary when we have new information that we can share.

We will also be launching a separate Intranet page in the coming weeks that will be accessible to both Rockville and United employees, so you can get timely information about the merger. We may not have the answers to all of your important questions right now, but we will share information with you when we get it.

I hope you share the same excitement I have for this merger.  It will make us a leading New England community bank with a “United” banking team.

As always, thank you for all you do.  It’s your hard work and commitment to excellence that will help make this historic merger a success and ensure this transformation will keep us on the pathway to continued independence.  We will always be an independent-minded bank committed to the superior customer service and community commitment which you and our customers have benefited from and will do so for many years to come.

Thank you.

CONFERENCE CALL AT 8:45 AM TODAY:
Please join me for an All Employee Conference Call this morning (Friday) at 8:45 AM, so I can personally make this exciting announcement to the Rockville Bank Team.  The conference call dial-in information is 1-866-843-8301 with Conference Code: 923 008 0819. (This call is for internal purposes only. Please assemble in conference rooms or offices in your respective areas, if possible, so we can share the lines we use. Also, since we will have a large volume of callers, please call-in as soon as possible after 8:30 am so all employees can be on the call at 8:45 AM and keep your phones on mute so everyone can hear the call clearly. Thank you!)